Exhibit 12.1

Delta Air Lines, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
(in millions, except for ratio data)	2018	2017	2017	2016	2015	2014	2013
Earnings before income taxes(1)	$718	$849	$5,500	$6,353	$7,157	$1,072	$2,527
Add (deduct):
Fixed charges from below	135	125	529	528	584	737	947
Capitalized interest	(15)	(13)	(58)	(53)	(36)	(33)	(29)
Earnings as adjusted	$838	$961	$5,971	$6,828	$7,705	$1,776	$3,445

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	$123	$113	$483	$472	$534	$691	$891
Portion of rental expense representative of the interest factor	12	12	46	56	50	46	56
Fixed charges	$135	$125	$529	$528	$584	$737	$947

Ratio of earnings to fixed charges	6.21	7.69	11.29	12.93	13.19	2.41	3.64

(1) We adopted Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" using the full retrospective transition method and recast results from 2016 and 2017 including all interim periods therein. Results from periods prior to 2016 have not been recast for the adoption of this standard. See Note 1, "Summary of Significant Accounting Policies," and Note 2, "Revenue Recognition," of the Notes to the Condensed Consolidated Financial Statements for more information.